March 4, 2010

BY ELECTRONIC TRANSMISSION

Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Ms. Cicely LaMothe

Re:	Siebert Financial Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008,
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
File No. 001-32248

Ladies and Gentlemen:

          On February 19, 2010, Siebert Financial Corp. (the “Company”) received comments from the Commission’s staff (the “Staff”) regarding the Form 10-K for the year ended December 31, 2008 that the Company previously filed on March 31, 2009 and the Form 10-Q for the quarter ended September 30, 2009 previously filed on November 16, 2009. The Company’s responses to the comments received on February 19, 2010 appear below. The Staff’s comments are reprinted below followed by the Company’s responses.

Consolidated Statements of Operations, page F-3

1.     We have read and considered your response to comment three. We note that you are presenting your Statement of Operations using a single-step format; however, such presentation is inconsistent with the requirements of Rule 5-03 of Regulation S-X. Specifically, non-operating revenue and expenses should be shown separately from operating revenue and expenses on your Statement of Operations. Please confirm as to whether you plan to revise, in future filings, your Statement of Operations so that the presentation is consistent with Rule 5-03

Response: The Company notes your comment and will ensure that future filings relating to non-operating revenue and expenses will be shown separately from operating revenue and expenses on our statement of operations.

Note I – Financial Instruments with off-balance sheet risk and concentrations of credit risk, page F-15

2.      We have read and considered your response to comment four. Please confirm you plan to expand your disclosure in future filings to discuss the company’s exposure in the event the customer does not fulfill their contractual obligation.

Response: The Company confirms that our future filings will disclose material exposure in the event the customer does not fulfill their contractual obligations.

In addition, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If you have any further questions or need any further information regarding this filing, please call the undersigned at (212) 644-2418.

Very truly yours,

/s/ Muriel F. Siebert
Muriel F. Siebert
Chief Executive Officer

cc:	Jeanne Rosendale, Esq.
Warren Nimetz, Esq.
Leonard Leiman, Esq.